SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Free Translation

Valuation Report

July 20th, 2005

Disclaimer

Unibanco - União de Bancos Brasileiros S/A (“Unibanco”) was retained by Suzano Bahia Sul Papel e Celulose S.A. (“Suzano” or “The Company”) and Votorantim Celulose e Papel S.A. (“VCP”) to perform the valuations of Suzano, VCP and Ripasa S.A. Celulose e Papel (“Ripasa”) in connection with the corporate restructuring contemplated by Suzano and VCP, as a result of their joint acquisition of (i) a 77,59% stake in the common stock and a 20,17% stake in the preferred stock of Ripasa, which combined represent 46,06% of The Company’s total capital and (ii) the right to buy until 2011 a 22,41% stake in the common stock and a 6,09% stake in the preferred stock, which combined represent 13,45% of the total capital of The Company (“The Transaction”).

This material is not intended to provide the sole basis for valuing Suzano, as well as it does not purport to contain all the information that may be required to do so; and should not be considered as a recommendation with respect to any transaction, whether or not contemplated herein.

Neither Unibanco nor any of its officers, directors, employees, affiliates, advisors, agents or representatives warrant the accuracy or completeness of any of the material set forth herein. In preparing this material, Unibanco has not conducted any independent investigation or evaluation of The Company’s assets or liabilities, assuming as accurate and true all information in public domain and those provided by The Company. Nothing contained in the accompanying material is, or shall be, relied upon as a promise or representation of the past or future. The estimates, projections and valuations presented herein were prepared by Unibanco based on, and as a result of information provided by the management of The Company and public sources, without any independent verification by Unibanco. These estimates and projections involve significant elements of subjective judgment and analysis, which may or may not prove to be correct. There is and there will not be any representation, warrant, promise or assurance of any kind, expressed or implied, that any projected results are attainable or will be realized.

Unibanco declares to have no conflict of interest, or joint interest, currently in force or potential, with the controlling or minority shareholder of The Company, or even with regards to The Transaction.

Unibanco, within the context of usual and normal business practices, does maintain regular banking and commercial relationship with The Company.

This document has been prepared for the exclusive use of The Company in connection with The Transaction, and should not be reproduced, copied or disseminated, in whole or in part, without prior written consent of Suzano and Unibanco, except to the extent this document be required for legal and/or regulatory purposes.

THIS DOCUMENT IS A FREE TRANSLATION OF THE ORIGINAL PORTUGUESE VERSION (“LAUDO DE AVALIAÇÃO”) DATED July, 20th, 2005. SHOULD THERE BE ANY DISCREPANCY BETWEEN THE ENGLISH VERSION HEREIN AND THE PORTUGUESE VERSION, IN ANY FORM OR CONTEXT, THE PORTUGUESE VERSION SHALL PREVAIL.

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
3

General Considerations

The valuation of The Company was prepared based on the discounted cash flow (“DCF”) methodology

The valuation results found in the DCF analysis were benchmarked against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies

Unibanco used the following sources of information to prepare this valuation report:

-	Suzano audited financial statements of the last 2 years ending December 31st, 2003 and 2004, according to Brazilian GAAP

-	Sector studies, research reports and periodicals

-	Meetings and interviews with senior management of Suzano to discuss historical and expected performance, business assumptions, and market trends

Projections were made in nominal Reais, as of December 31st, 2004. Any US Dollar values herein are for reference purposes only and were calculated using exchange rates (BRL/USD) projected by the Macroeconomic Research Department of Unibanco

DCF model contemplates 10-year projections, in order to capture at least one full cycle of pulp prices

The valuation of the Company was prepared on a stand alone basis. No operational gains between The Company and Ripasa, potentially derived from The Transaction, were incorporated in the projections herein

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
4

The Discounted Cash Flow Methodology

The DCF valuation methodology follows a 4-step process: (i) definition of macroeconomic, sector/market, operating and financial assumptions and drivers, (ii) definition of the discount rate, (iii) identification of interest bearing liabilities and contingencies and (iv) benchmarking results against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies

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5

Main Assumptions of the Projections

The DCF valuation of Suzano includes the full economic value of its stake in Ripasa, and the respective cash disbursement[2] made to date[1] and that to be made by the time the call option is exercised

Expansion/optimization plans considered in the model:

-	Project P & Q (second phase) to increase pulp and paper production at the Suzano plant

-	Optimization of the existing pulp line at the Mucuri plant, which will add 60 thousand ton/year of pulp production capacity by 2005

-	New pulp line at Mucuri plant (expansion project), which will add 1 million ton/year of pulp production capacity. Implementation forecasted to begin during 2007

Costs and expenses denominated in local currency are annually adjusted by 70% of the average between the projected [3] IPCA indexes for the previous and current periods

The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period

The Company’s market pulp price assumes a 10% discount over the “BEKP” CIF reference price

Paper prices were projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company’s market pulp

1)	Suzano acquired common and preferred shares of Ripasa.
2)	On March 31st, 2005, the cash paid for the acquisition of the stock mentioned in 1) above was US$ 274,6 million. The call option represents an additional potential disbursement of U$ 80,1 million
3)	2004 considers the actual figures for the Brazilian IPCA

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6

Long Run Bleached Eucalyptus Kraft Pulp Price

Unibanco assumed US$ 504 per ton (CIF Europe) as the average price for the Bleached Eucalyptus Kraft Pulp price in the international market (“BEKP price” or “list price”) to benchmark the prices of all products during the entire projection period. This level of price is consistent with The Company’s management and expert consulting firms’ expectations as to the overall dynamics of supply and demand of the BEKP over the long run

1)	Source: Hawkings Wright

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7

Summary of Projections

1)	CAGR: Compound average growth rate

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8

Summary of Projections...

Mucuri Expansion:

-	Benefits:

	•	Increase in Suzano’s output at Mucuri plant by 1,0 million ton/year, bringing the company’s total nominal annual market pulp production to 1,64 million ton by the year 2007

	•	Dilution of fixed costs

Project P & Q (second phase): Modernization and expansion of the facilities at Suzano

-	Benefits:

	•	Increase in total nominal pulp production by 47 thousand ton/year by the year 2006

	•	Increase in uncoated paper nominal production by 43 thousand ton/year, bringing the total annual nominal production of paper to 861 thousand ton/year by the year 2006

Optimization of the existing Pulp line at Mucuri Unit

-	Benefits:

	•	Increase in nominal market pulp production by 60 thousand ton/year, by the year 2005

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9

Discount Rate (“WACC”)

The calculation of the Weighted Average Cost of Capital (“WACC”), takes into account business and financial risk factors of The Company

1)	E = market capitalization, D = market value of interest bearing obligations
2)	Cost of Equity = RF + B*Market Risk Premium + Size Premium + Sovereign Risk, estimated according to the Capital Asset Pricing Model Modified for Firm Size (CAPM Modified for Firm Size)
3)	Source: Risk Premia over time Report: 2005; Ibbotson Associates
4)	Beta measures the extent to which a security or portfolio is exposed to systematic risk. Source: Bloomberg
5)	S&P 500 total return minus long term government bond income return for the last 50 years (1955-2004). Source: Risk Premia over time Report: 2005; Ibbotson Associates
6)	Expected return in excess of that predicted by the standard Capital Asset Pricing Model. Calculated based on the firm’s equity capitalization as of Dec., 2004 (refer to chapter 7 of Ibbotson’s SBBI ValuationEdition Yearbook)
7)	Average EMBI for the last 6 months, prior to, and including, July 15th, 2005. Source: Bloomberg

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10

Valuation Analysis

Sensitivity Analysis
(US$ million, except where otherwise noted)

Firm Value
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	2.806	2.912	3.033	3.171	3.331
	11,2%	2.710	2.809	2.920	3.047	3.192

WACC	11,5%	2.619	2.711	2.814	2.930	3.064

	11,7%	2.534	2.619	2.714	2.821	2.944
	12,0%	2.452	2.531	2.620	2.719	2.831

		Implied Terminal EBITDA Multiple
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	6,1x	6,5x	7,0x	7,5x	8,1x
	11,2%	5,9x	6,3x	6,7x	7,2x	7,8x

WACC	11,5%	5,7x	6,1x	6,5x	7,0x	7,5x

	11,7%	5,6x	5,9x	6,3x	6,8x	7,3x
	12,0%	5,4x	5,8x	6,1x	6,6x	7,0x

Shareholder Value
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	2.128	2.234	2.355	2.493	2.653
	11,2%	2.032	2.131	2.242	2.369	2.514

WACC	11,5%	1.941	2.033	2.136	2.252	2.386

	11,7%	1.856	1.941	2.036	2.143	2.266
	12,0%	1.774	1.853	1.941	2.041	2.153

Value per Share[3] (R$)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	19,9	20,9	22,02	23,3	24,8
	11,2%	19,0	19,9	20,96	22,1	23,5

WACC	11,5%	18,2	19,0	19,97	21,1	22,3

	11,7%	17,3	18,1	19,03	20,0	21,2
	12,0%	16,6	17,3	18,15	19,1	20,1

1)	Net Debt as of December, 31st, 2004
2)	Suzano acquired common shares and preferred shares of Ripasa. The right to buy the shares owned by Zarzur was also contemplated in the DCF valuation. On March 31st, 2005, the cash paid for the acquisition of this stock was US$ 274,6 million, and the portionto be paid when the option is exercised is US$ 80,1 million
3)	Considers a total of 284M shares (ex-treasury)

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11

Summary of Valuation Results

The value for 100% of the total equity capital of Suzano ranges from R$ 5.404 million (R$ 19,03/share) to R$ 5.951 million (R$ 20,96/share)

1)	The DCF equity value range for The Company was derived by changing the WACC in 25 basis points intervals, while keeping a constant perpetuity growth of 3,5%
2)	As of July 15th, 2004
3)	Consolidated book value as of December 31 st, 2004 (parent company book value equals to R$ 2.760 million)
4)	Derived from a range of 6,7x to 7,2x EBITDA 05E of global peer companies
5)	Derived from a range of 4,7x to 4,9x EBITDA 05E of peer companies in Brazil

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12

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
13

Suzano Bahia Sul Papel e Celulose – Company Overview

Suzano produces market pulp, and is an integrated producer of paper, including uncoated, coated and paperboard types of paper

Suzano operates 3 plants, two in the state of São Paulo (Suzano and Rio Verde) and one in Bahia (Mucuri)

Total annual nominal production capacity of 532 thousand ton of market pulp and 818 thousand ton of paper

Owns 279 thousand ha of total area including 168 thousand of planted forests

The Company plans to expand its Mucuri and Suzano plants increasing their total market pulp nominal production capacity to 1,64 million ton/year by 2007

Financial Highlights¹
(R$ million)	2004	2003

Net Revenues	2,640	2,478
EBITDA	1,039	1,000
Margin (%)	39.4%	40.4%
Net Income	603	587
Margin (%)	22.0%	23.7%
Total Assets	5,992	5,998
Shareholder's Equity	2,746	2,319
Net Debt / EBITDA	1.56x	1.65x
Market Cap	3,917	3,332

1)	As of December 31 st

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14

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
15

General Considerations on Methodology

Unibanco based its valuation on the DCF methodology, benchmarking the results against those derived from the analyses of trading multiples of comparable publicly traded pulp & paper companies

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
16

General Considerations on Methodology

DCF valuation methodology allows for contemplating one or more economic cycles, and other specificities of the business. In addition, this methodology makes possible running analysis of different scenarios by varying multiple drivers

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17

Main Assumptions of the Valuation and Projections

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18

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
19

Model Overview

1)	2004 considers the actual figures for the Brazilian IPCA

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20

Macroeconomic Assumptions[1]

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31

	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
GDP growth	2,0%	0,5%	5,2%	3,7%	4,5%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%

Inflation
IPCA	12,5%	9,3%	7,6%	5,8%	5,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%
US Inflation	1,6%	2,3%	2,7%	2,6%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%

Exchange Rate (BRL/USD)
Beginning of the Year FX Rate	2,320	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281
End of the Year FX Rate	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281	3,346
Average FX Rate	2,926	3,072	2,926	2,727	2,828	2,885	2,942	3,001	3,061	3,122	3,185	3,248	3,313
Average FX Devaluation	24,5%	5,0%	-4,8%	-6,8%	3,7%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%
Nominal Devaluation	52,3%	-18,3%	-8,1%	5,5%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%

Interest Rate
SELIC	19,2%	23,3%	16,2%	18,5%	14,0%	11,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%

1)	Source: Macroeconomic Research Department of Unibanco

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21

Sales Volume[1,2]

1)	Sales volume assumed to be equal to the production output. Projected volume takes into account production technical coefficientsand maintenance breaks
2)	The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period

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22

Product Prices

Paper prices have followed pulp price trends over time; therefore paper prices have been projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company’s market pulp

Suzano’s market pulp price assumes a 10% discount over the “BEKP” CIF reference price

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23

Net Revenues

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24

Variable Costs

Variable Production Costs

(R$/ton)

1.400
1.200
1.000
800
600
400
200
0
941 929 926 955 974 999 1.025 1.051 1.078 1.106 1.134 1.163
245 308 297 307 308 312 314 315 323 332 340 349
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Paper

Variable Production Costs

(US$/ton)

400
300
200
100
0
306 317 339 338 338 340 341 343 345 347 349 351
80 105 109 109 107 106 105 103 104 104 105 105
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Paper

Variable costs were projected assuming a constant¹ breakdown of costs in BRL and USD for each product over the entire projection period

	Cost Breakdown by Currency

Product
	R$	US$
Market Pulp	74%	26%
Paper	66%	34%

Local currency portion is annually adjusted by 70% of the average between the projected² IPCA for the previous and current periods

Variable costs in US Dollars were adjusted by 100% of the average between the projected[2] nominal devaluation of the FX rate (BRL/USD) for the previous and current periods

1)	As of December 31st, 2004
2)	2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

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25

Fixed Costs

Production fixed costs were annually adjusted by 70% of the average between projected[1] IPCA for the previous and current periods

1)	2004 considers the actual figures for the Brazilian IPCA

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26

Selling, General and Administrative Expenses

SG&A costs per ton in local currency were annually adjusted by 70% of the average between the projected[1] IPCA for the previous and current periods

SG&A costs per ton in dollars were adjusted by 100% of the average between the projected[1] nominal FX (BRL/USD) devaluation for the previous and current periods

1)	2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

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27

EBITDA & EBITDA Margin

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28

Capital Expenditure

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29

Other Projection Assumptions

1)	2004 considers the actual figures for the Brazilian IPCA
2)	Suzano receivables projection varies during the projection perio d as it considers 45 days of sales for the Mucuri expansion pulp, with reduces days receivables from 77 days in 2005, gradually stabilizing at 63 days in 2011, and forward

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30

Unlevered Free Cash Flow

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31

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

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32

Discount Rate (“WACC”)

Bloomberg			Market	Net Debt (USD)[1]	Total	Raw	Debt	Debt to		Unlevered
Ticker	Company	Country	Cap (USD)		Cap (USD)	Beta	to Equity	Total Cap	Taxes	Beta[2]
Brazil
ARCZ6 BZ	Aracruz Celulose	Brazil	3.139	1.184	4.323	0,73	37,7%	27,4%	34%	0,58
VCPA4 BZ	Votorantim Celulose	Brazil	2.208	857	3.065	0,74	38,8%	28,0%	34%	0,59
KLBN4 BZ	Klabin	Brazil	1.581	188	1.769	0,99	11,9%	10,6%	34%	0,92
SUZB5 BZ	Suzano Bahia Sul	Brazil	1.227	608	1.835	0,29	49,6%	33,2%	34%	0,22

					Low	0,29	12%	11%	34%	0,22
					Average	0,69	35%	25%	34%	0,58
					Median	0,74	38%	28%	34%	0,59
					High	0,99	50%	33%	34%	0,92

World[3]
IP	International Paper Co	US	16.774	12.042	28.816	1,03	71,8%	41,8%	30%	0,69
STERV	Stora Enso Oyj	FI	10.581	5.088	15.669	0,68	48,1%	32,5%	36%	0,52
UPM1V	Upm-Kymmene Oyj	FI	10.090	6.915	17.004	0,6	68,5%	40,7%	36%	0,42
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	1,55	92,3%	48,0%	17%	0,88
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	1,39	56,3%	36,0%	29%	0,99
TIN	Temple-Inland Inc	US	3.976	677	4.653	1,31	17,0%	14,5%	42%	1,19
KIMBERA	Kimberly-Clark de Mexico	MX	3.681	340	4.020	0,45	9,2%	8,5%	33%	0,42
SAP	Sappi Limited	SA	2.260	1.584	3.844	0,48	70,1%	41,2%	28%	0,32
NSG	Norske Skogindustrier Asa	NO	2.070	2.777	4.847	0,92	134,1%	57,3%	28%	0,47
A	Abitibi-Consolidated Inc	CA	1.838	3.994	5.832	1,17	217,2%	68,5%	36%	0,49
DTC	Domtar Inc	CA	1.875	1.668	3.543	0,86	88,9%	47,1%	36%	0,55

					Low	0,20	9%	8%	17%	0,22
					Average	0,81	67%	36%	32%	0,62
					Median	0,74	56%	36%	34%	0,55
					High	1,55	217%	68%	42%	1,19

Beta

Industry	Unlevered		Net Debt	Levered
Average	Beta[2]	Taxes	to Equity	Beta[4]
Brazil	0,58	34%	35%	0,71
World[3]	0,62	32%	67%	0,90

WACC Calculations
Risk Free Rate(Rf)	4,8%	Long-term (20-year) US Treasury Coupon Bond Yield - Ibbotson Associates (2005 Report)
Equity Risk Premium(Rm-Rf)	5,6%	Lge companies stock total ret. ( -) long-term gvmt bond returns (last 50 years 55-04)
Beta	0,90	Industry Beta. Source Bloomberg
Country Risk Premium	4,2%	Average Embi for the last 6 months (Bloomberg) - June 15th, 2005
Size Premium	1,8%	Ibbotson Associates (2005 Report)
Cost of Equity (Re)	15,8%	Re = Rf + Beta x (Rm - Rf) + Size Premium + Country Risk Premium
D/(D+E)	35,7%	Average industry capitalization
Taxes (t) - average	34,0%	Brazilian tax rate
Cost of Debt	5,6%	Average cost of debt in US$
Cost of Debt after taxes (Rd)	3,7%	After taxes cost of debt
WACC (US$)	11,5%	WACC (US$) = Rd x (1-t) x [D/(D+E)] + Re x [E/D+E]

1)	Source: Bloomberg as of May 5 th, 2005; Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt
2)	BU = BL / [1 + (1-t) * (D/E)]
3)	World statistics include Brazil
4)	BL = BU * [1+ (1 -t) * (D/E)]

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
33

Valuation Results

Sensitivity Analysis

Firm Value (R$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	7.448	7.731	8.052	8.418	8.841
	11,2%	7.193	7.455	7.751	8.088	8.474

WACC	11,5%	6.953	7.196	7.469	7.778	8.132

	11,7%	6.725	6.951	7.203	7.489	7.813
	12,0%	6.510	6.719	6.953	7.217	7.515

Shareholder Value (R$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	5.648	5.931	6.252	6.618	7.042
	11,2%	5.394	5.656	5.951	6.288	6.674

WACC	11,5%	5.153	5.396	5.669	5.979	6.332

	11,7%	4.926	5.151	5.404	5.689	6.014
	12,0%	4.710	4.919	5.153	5.417	5.716

Firm Value (US$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	2.806	2.912	3.033	3.171	3.331
	11,2%	2.710	2.809	2.920	3.047	3.192

WACC	11,5%	2.619	2.711	2.814	2.930	3.064

	11,7%	2.534	2.619	2.714	2.821	2.944
	12,0%	2.452	2.531	2.620	2.719	2.831

Shareholder Value (US$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,0%	2.128	2.234	2.355	2.493	2.653
	11,2%	2.032	2.131	2.242	2.369	2.514

WACC	11,5%	1.941	2.033	2.136	2.252	2.386

	11,7%	1.856	1.941	2.036	2.143	2.266
	12,0%	1.774	1.853	1.941	2.041	2.153

1)	Net Debt as of December, 31st, 2004
2)	VCP acquired common and preferred shares of Ripasa. On March 31st, 2005, the cash paid for the acquisition of the stock mentioned in 1) above was US$ 274,6 million. The call option represents an additional potential disbursement of U$ 80,1 million

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34

Market Trading Multiples[1]

Bloomberg			Market Cap	Net	Enterprise Value ("EV")	Net Revenues		EBITDA[3]		EV/Net Revenues		EV/EBITDA

Ticker	Company	Country		Debt[2]		2005E	2006E	2005E	2006E	2005E	2006E	2005E	2006E
Brazil
ARCZ6 BZ	Aracruz Celulose	Brazil	7.730	2.915	10.645	3.942	4.311	2.035	2.312	2,7x	2,5x	5,2x	4,6x
VCPA4 BZ	Votorantim Celulose	Brazil	5.437	2.111	7.548	3.488	3.700	1.346	1.541	2,2x	2,0x	5,6x	4,9x
KLBN4 BZ	Klabin	Brazil	3.894	462	4.356	3.045	3.258	1.049	1.132	1,4x	1,3x	4,2x	3,8x
SUZB5 BZ	Suzano Bahia Sul	Brazil	3.021	1.498	4.519	2.984	3.148	1.204	1.229	1,5x	1,4x	3,8x	3,7x

									Low	1,4x	1,3x	3,8x	3,7x
									Average	2,1x	2,0x	4,9x	4,4x
									Median	1,8x	1,7x	4,7x	4,2x
									High	2,7x	2,5x	5,6x	4,9x

World[4]
KIMBERA	Kimberly-Clark De Mexico-A	MX	40.204	3.712	43.915	20.663	20.907	6.409	6.781	2,1x	2,1x	6,9x	6,5x
IP	International Paper Co	US	16.774	12.042	28.816	26.669	26.846	3.445	3.934	1,1x	1,1x	8,4x	7,3x
NSG	Norske Skogindustrier Asa	NO	12.960	17.384	30.344	25.502	26.733	4.557	5.191	1,2x	1,1x	6,7x	5,8x
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	18.415	18.550	2.772	2.660	1,0x	1,0x	6,4x	6,6x
STERV	Stora Enso Oyj-R Shs	FI	8.166	3.927	12.093	12.951	13.975	1.732	2.066	0,9x	0,9x	7,0x	5,9x
UPM1V	Upm-Kymmene Oyj	FI	7.787	5.337	13.124	9.838	10.565	1.682	2.001	1,3x	1,2x	7,8x	6,6x
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	6.241	6.276	1.043	1.152	1,5x	1,5x	9,0x	8,2x
TIN	Temple-Inland Inc	US	3.976	677	4.653	4.932	5.064	737	747	0,9x	0,9x	6,3x	6,2x
DTC	Domtar Inc	CA	2.336	2.077	4.413	5.232	5.340	631	722	0,8x	0,8x	7,0x	6,1x
A	Abitibi-Consolidated Inc	CA	2.290	4.974	7.264	5.991	6.138	891	1.124	1,2x	1,2x	8,2x	6,5x
SAP	Sappi Limited	SA	2.260	1.584	3.844	5.123	5.445	702	997	0,8x	0,7x	5,5x	3,9x

									Low	0,8x	0,7x	3,8x	3,7x
									Average	1,6x	1,4x	7,2x	6,4x
									Median	1,2x	1,2x	6,7x	6,1x
									High	2,7x	2,5x	9,0x	8,2x

1)	Source: Thomson and Bloomberg (as of May, 5 th, 2005)
2)	Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt
3)	Source: Thomson Financial, consensus EBITDA
4)	World market multiples statistics include Brazil

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
35

Valuation Matrix

	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted

(R$ million)	Low	High	Low	High	Cash Flow
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	6,7x
EBITDA 05E	1.110	1.110	1.110	1.110	1.110
Enterprise Value	5.208	5.441	7.392	7.983	7.469
(-) Net Debt	1.800	1.800	1.800	1.800	1.800
(=) Equity Value	3.408	3.641	5.592	6.183	5.669
Shares Outstanding	284	284	284	284	284
Value per Share (R$)	12,00	12,83	19,70	21,78	19,97

	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted

(US$ million)	Low	High	Low	High	Cash Flow
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	6,7x
EBITDA 05E	407	407	407	407	407
Enterprise Value	1.910	1.995	2.710	2.927	2.814
(-) Net Debt	678	678	678	678	678
(=) Equity Value	1.232	1.317	2.032	2.249	2.136
Shares Outstanding	284	284	284	284	284
Value per Share (US$)	4,34	4,64	7,16	7,92	7,52

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
36

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
37

Income Statement

			Projected Year Ending Dec, 31

(R$ million)	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Net Revenues	2.478	2.640	2.655	2.767	3.168	4.166	4.385	4.473	4.704	4.798	4.894	4.992
Cost of Goods Sold (cash)	1.204	1.256	1.218	1.168	1.396	1.786	1.870	1.908	2.001	2.053	2.106	2.160

Gross Profit (cash)	1.274	1.384	1.437	1.599	1.772	2.380	2.515	2.565	2.703	2.745	2.788	2.832

Gross Margin (%)	51%	52%	54%	58%	56%	57%	57%	57%	57%	57%	57%	57%
SG & A Expenses (cash)	307	370	353	368	397	459	478	490	511	524	537	550

EBITDA	1.000	1.039	1.110	1.258	1.404	1.950	2.066	2.105	2.223	2.254	2.285	2.316

EBITDA Margin (%)	40%	39%	42%	45%	44%	47%	47%	47%	47%	47%	47%	46%
Depreciation & Amortization Expenses	178	200	278	368	419	459	460	458	473	485	496	508

EBIT	822	839	832	891	984	1.491	1.606	1.647	1.750	1.769	1.789	1.808

EBIT Margin (%)	33%	32%	31%	32%	31%	36%	37%	37%	37%	37%	37%	36%

Net Income	587	603	519	398	341	673	786	863	991	1.034	1.080	1.223

Net Margin (%)	24%	23%	20%	14%	11%	16%	18%	19%	21%	22%	22%	25%

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
38

Balance Sheet

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31

(R$ million)	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
ASSETS:
Cash	1.342	1.332	1.086	1.092	1.138	1.304	1.714	1.804	1.840	2.277	2.992	3.757	4.177
Net Account Receivables	409	412	560	563	587	633	734	763	778	809	825	841	858
Inventory	289	384	406	394	378	451	577	605	617	647	664	681	698
Other Current Assets - Operating	725	142	155	155	155	155	155	155	155	155	155	155	155

Current Assets	2.765	2.271	2.207	2.204	2.258	2.542	3.180	3.326	3.390	3.887	4.636	5.433	5.888

Other LT Assets	737	667	325	273	264	264	264	264	264	264	264	264	264
Net Fixed Assets	2.720	3.060	3.460	4.188	6.217	6.967	6.868	6.719	6.566	6.411	6.246	6.077	5.903

LT Assets	3.457	3.728	3.785	4.461	6.481	7.231	7.132	6.983	6.830	6.675	6.510	6.341	6.167

Total Assets	6.222	5.998	5.992	6.665	8.739	9.773	10.312	10.309	10.220	10.562	11.146	11.774	12.054

LIABILITIES:
Suppliers	91	152	134	130	124	149	190	199	203	213	219	224	230
Wages and Social Contributions	42	46	52	50	49	58	72	75	77	81	83	85	87
ST Tax Payables	16	15	19	19	20	23	30	32	32	34	35	35	36
Other Account Payables	790	206	150	149	149	149	149	149	149	149	149	149	149
Short Term Debt	1.254	1.444	814	701	860	1.150	1.396	1.067	602	400	400	875	-

Current liabilities	2.194	1.865	1.169	1.050	1.203	1.528	1.837	1.522	1.063	877	885	1.369	502

Long Term Debt	1.996	1.533	1.888	2.175	3.700	4.068	3.648	3.213	2.774	2.374	1.974	1.099	1.099
Other LT liabilities	277	282	189	189	189	189	189	189	189	189	189	189	189

LT Liabilities	2.273	1.815	2.076	2.363	3.889	4.256	3.837	3.402	2.963	2.563	2.163	1.287	1.287

Total Shareholders Equity	1.755	2.319	2.746	3.252	3.647	3.989	4.638	5.385	6.194	7.122	8.098	9.118	10.265

Total Liabilities & Shareholders Equity	6.222	5.998	5.992	6.665	8.739	9.773	10.312	10.309	10.220	10.562	11.146	11.774	12.054

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
39

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
40

Valuation Team

Rubens dos Reis Cavalieri
Director

André Tosello Laloni
Vice-President

Vicente Brocchetto
Analyst

Davi Franco da Rocha
Analyst

Patricia Delfini Amary
Analyst

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41

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer